JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $0.0001 per share, of Codexis, Inc. is being filed jointly with the U.S. Securities and Exchange Commission pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Exchange Act.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of July 29, 2026.

TELEMARK ASSET MANAGEMENT, LLC

By: Brian C. Miley

Name: Brian C. Miley
Title: Chief Financial Officer

TELEMARK FUND, LP

By: Telemark Asset Management, LLC as investment adviser

By: Brian C. Miley

Name: Brian C. Miley
Title: Chief Financial Officer

By: Colin S. McNay

Name: Colin S. McNay